[Letterhead of Arrow Electronics, Inc.]

April 18, 2011

Ms. Leigh Ann Schultz
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Arrow Electronics, Inc. Form 10-K for the fiscal year ended December 31, 2010 File No. 001-04482

Dear Ms. Schultz:

Attached please find our response to your correspondence, dated April 12, 2011.  As requested, we provided details and supplemental information as necessary, to explain the nature of our disclosures.  For your convenience, we included your original comment prior to each response.

If any of our responses require further explanation, please do not hesitate to contact me at (631) 847-1872.  You may alternatively contact Peter Brown, General Counsel, at (631) 847-5760.

We look forward to working with you in completion of your review of the above referenced filings.

Very truly yours,

/s/ Paul J. Reilly
Paul J. Reilly
Executive Vice President, Finance and Operations,
and Chief Financial Officer

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition

Liquidity and Capital Resources, page 35

1.
We acknowledge your response to our prior comment 2. In future filings to the extent your utilization of the revolving credit facility and asset securitization program is significant to your liquidity, please provide disclosure similar to your response.

Management's Response:  To the extent the utilization of the company’s revolving credit facility and asset securitization program is significant to its liquidity, the company will provide the disclosure similar to its prior response.

2.
We refer to your response to our prior comment 3. In addition to the discussion of regulations and restrictions related to the movement of cash and cash equivalents among your global organization, please tell us your consideration of disclosing that an additional impediment is the potential significant tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries.

Management's Response:  In future filings, the first paragraph of the Liquidity and Capital Resources section of MD&A will include disclosure similar to the following:

“At December 31, 2010 and 2009, the company had cash and cash equivalents of $926.3 million and $1.14 billion, respectively, of which $592.2 million and $708.7 million, respectively, were held outside the United States. Liquidity is affected by many factors, some of which are based on normal ongoing operations of the company’s business and some of which arise from fluctuations related to global economics and markets.  Cash balances are generated and held in many locations throughout the world.  It is the company’s current intent to permanently reinvest these funds outside the United States and its current plans do not demonstrate a need to repatriate them to fund its United States operations.  If these funds are needed for the company’s operations in the United States, it would be required to record and pay significant United States income taxes to repatriate these funds. Additionally, local government regulations may restrict the company’s ability to move cash balances to meet cash needs under certain circumstances.  The company currently does not expect such regulations and restrictions to impact its ability to make acquisitions or to pay vendors and conduct operations throughout the global organization.”

Notes to Consolidated Financial Statements, page 50

Item 15. Contingencies, page 82

3.	We acknowledge your response to prior comment 5. In future filings please provide disclosure related to your long-term receivables similar to your response.

Management's Response:  In future filings, the company will provide the disclosures related to its long-term receivables similar to its prior response.